SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of July, 2014

Commission File Number: 1-16269

AMÉRICA MÓVIL, S.A.B. DE C.V.
(Exact name of registrant as specified in its charter)
America Mobile
(Translation of Registrant´s name into English)

Lago Zurich 245
Plaza Carso / Edificio Telcel
Colonia Granada Ampliación
11529 Mexico, D.F., Mexico
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes _______ No ___X____

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes _______ No ___X____

Indicate by check mark whether the registrant by furnishing the information contained in this Form 6-K is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes _______ No ___X____

América Móvil Informs

Mexico City, Mexico, July 8, 2014. América Móvil, S.A.B. de C.V. ( América Móvil ) (BMV: AMX; NYSE: AMX; NASDAQ: AMOV; LATIBEX: XAMXL) informs that its Board of Directors, at its ordinary meeting held today, after having analyzed several alternatives and recommendations presented by the Strategic Committee, resolved to authorize measures to reduce its national market share in the Mexican telecommunications market under fifty percent in order to cease being a preponderant economic agent , under the terms of the Constitution of the United Mexican States and its implementing legislation.

The Board of Directors of América Móvil decided upon the sale of certain assets to a new and solid carrier independent from América Móvil, with experience in the telecommunications sector, with sound economic and technical resources, being a real option to participate in this capital intensive sector, to overcome the obstacle of the insufficient investment made by our Mexican competitors.

The decision related to the sale of assets is conditioned upon Teléfonos de México, S.A.B. de C.V. ( Telmex ) and Radiomóvil Dipsa, S.A. de C.V. ( Telcel ) ceasing to be preponderant economic agents and subject to asymmetric regulations, and being able to access the provision of convergent services. Also, the assets must be sold at market conditions at their commercial value.

In addition, all cellular cites (base stations), including towers and related passive infrastructure, will be separated from Telcel for their corresponding operation and commercialization to all interested parties.

The implementation of the approved measures is subject to certain corporate, regulatory and governmental authorizations, as well as the approval, as the case may be, of the board of directors and/or shareholders meetings of América Móvil and/or subsidiaries.

América Móvil will pay special attention to the relationship with its clients, distributors, investors and personnel, to whom the development of América Móvil and subsidiaries is attributed.

Telmex ratifies and strengthens the commercial agreement with Dish México, S. de R.L. de C.V. ( Dish México ), consisting of billing and collection services, distribution and equipment leases. The services provided to Dish México have been and will continue to be available to telecommunications carriers, including those providing cable and/or satellite television services.

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Likewise, Telmex waives its rights arising from the option agreement related to the purchase of 51% of the shares representing the capital stock of Dish Mexico.

The Board of Directors commented on the transformation of the telecommunications sector during these 23 years and the role played by Telmex and Telcel. América Móvil s investments in Mexico and Latin America have been instrumental in the expansion of its telecommunications network and services, and have resulted in América Móvil having the most advanced technology. These investments have resulted in important and continuous productivity increases which have been passed on to our clients.

As such, in Mexico, prices for mobile services, national long-distance, and Internet services per kilobit, have decreased in more than 90% since the privatization of Telmex, and are currently among the lowest in Latin America and OECD member countries.

It was also highlighted how, in mobile services, Telcel began operations after Iusacell and certain other concessionaires currently known as Movistar, which then had 100% market share in the mobile market, and for years continued to hold a majority participation in such market.

During the nineties, cable operators were the only ones who could provide broadband Internet services, and by 2002, cable operators still had twice as much market share in the broadband Internet market than Telmex.

Finally, the Board commented upon the growth of América Móvil, which operates in 26 countries and whose wireless costumer base increased from 35 thousand to 292 million, an 8,300 times increase, and an increase from 5.3 million revenue generating units ( RGUs ) to over 365 million, as a result of the preference of our clients.

This press release contains certain forward-looking statements that reflect the current views and/or expectations of América Móvil and its management with respect to its performance, business and future events. We use words such as believe, anticipate, plan, expect, intend, target, estimate, project, predict, forecast, guideline, should and other similar expressions to identify forward-looking statements, but they are not the only way we identify such statements. Such statements are subject to a number of risks, uncertainties and assumptions. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in this release. América Móvil is under no obligation and expressly disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: July 8, 2014

AMÉRICA MÓVIL, S.A.B. DE C.V.

By:	/S/ Alejandro Cantú Jiménez
Name: Title:	Alejandro Cantú Jiménez Attorney-in-fact